                                                                    Exhibit 99.1

                            [SLS CAPITAL LETTERHEAD]

August 27, 2007

Board of Directors
Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside, California 92503-5544

Dear Members of the Board:

As you know,  SLS  Management,  LLC  beneficially  owns  approximately  11.8% of
Fleetwood  Enterprises,  Inc.  ("Fleetwood"  or the  "Company").  We commend the
Company's CEO, Elden Smith,  for  recognizing  that the Company has  significant intrinsic  value  and for the  steps he has taken to  unlock  that  value  since replacing Ed Caudill in 2005.  Despite these efforts,  however,  the Company has remained unprofitable over the past two fiscal years and has still not optimized its cost structure.  We strongly believe for the reasons detailed below that the time is right for the Board to immediately explore consolidation alternatives to maximize shareholder value. We believe the best available  alternative is a sale of the Company to Champion Enterprises, Inc. ("Champion").

While we understand  that the Company's  inability to earn a profit owes much to prior management, more must be done to drive profitability.  Specifically, there remains ample room to reduce the cost  structure,  bringing it more in line with that of Fleetwood's  peers. In fact,  Fleetwood's public competitors have by and large been able to generate positive margins and net income despite the cyclical nature of the industry and the current  challenges  that the industry  faces.  A single statistical SG&A comparison between the Company and Winnebago Industries,
Inc. ("Winnebago")  highlights the Company's cost structure woes. In fiscal year
2007 in the motor home division, SG&A, inclusive of warranty costs, was $110M on revenues  of $961M  (11.5%).  During the same  period and with lower  sales than
Fleetwood,  Winnebago's SG&A, inclusive of warranty costs, was $60M (7.1%). Even allowing for differences in the way the two companies  operate,  this comparison demonstrates the Company's bloated cost structure.

We have repeatedly encouraged Fleetwood's management to address its cost issues, and though we are  frustrated  with the pace of change,  we are  supportive  and encouraged by steps taken to start to right size the cost  structure such as the recent decision to reduce the  manufacturing  footprint of the Company.  However there remains significant  opportunity to cut SG&A costs at the Folding Trailers and Travel Trailers units and the failure to do so at this point is frustrating.

While we believe the Company's  latest efforts to restructure  its RV group will eventually  support  the  profitability  of this unit,  this is not  enough.  We believe  the only  practical  way the Company  can unlock the  potential  in its manufactured  housing unit is by dramatic  reductions  in capacity.  Fleetwood's manufactured  housing business has the capacity to manufacture  40,000 homes per year.  Based on the Company's  current market share,  the industry would have to ship 300,000 units a year in order to absorb Fleetwood's capacity.  This goal is quite simply  unattainable in any realistic  investment  time frame.  The latest
2007 estimates have the industry shipping between 95,000-110,000 HUD code homes.
In total,  we estimate  industry  capacity at somewhere  around  200,000-250,000 units.

140 WEST 57TH STREET, SUITE 7A NEW YORK, NEW YORK 10019 TEL 212 537 3600 FAX 212 537 3550

Industry  overcapacity is clearly not only a Fleetwood issue. We have repeatedly urged Fleetwood's  management to rationalize capacity. In response, we have been told that there is only so much  capacity to take out before the Company  starts to exit markets.  Since this is the same answer that every other industry player gives,  massive  overcapacity is not surprising.  The only sure path to capacity reductions is through  consolidation.  We have  therefore  encouraged  Fleetwood
management  to  explore   consolidation   alternatives.   We  believe  the  best
alternative  available  is a sale to Champion  structured  in a tax-free  merger transaction.

The most uniquely compelling aspect of the combination of Fleetwood and Champion is their ideal overlap of manufacturing facilities. Out of fourteen states where
Fleetwood has one or more plants, Champion also has facilities.  We believe that the  synergies and  efficiencies  of this  combination  would result in combined annual savings in excess of $60M. Our assumptions are as follows:

      o   A tax free share  exchange is done at a 1:1 or slightly  higher  basis for Fleetwood shareholders
      o   The combined  company  closes at least 11 plants  without  exiting any market.
      o   The combined  company  saves $14M from  elimination  of  management at those plants.
      o   The combined  company saves additional $6M of SG&A from elimination of manufactured housing redundancies.
      o   The  combined  company  would  be  able  to  operate  at 80%  capacity utilization  up from  current  40-50%,  thereby  resulting in combined annual manufacturing efficiencies in excess of $40M.
      o   Our  assumptions  do not include  extra savings that could result from elimination of corporate overhead.

We believe a strategic  combination  between  Fleetwood and Champion  Enterprise would create more than $600M in value for  shareholders  of both  companies.  We think the value creation for Fleetwood shareholders alone would be approximately
$3 per share,  more than 30%  increase  from  where the stock is trading  today.
According  to the latest  SEC  filings a  significant  percentage  of  Fleetwood shareholders  are also  Champion  shareholders.  Therefore  we believe  that our fellow shareholders would be quite comfortable with this share exchange and with
Champion's management.

For the reasons we have detailed,  we believe it is in your  shareholders'  best
interests  to  immediately   pursue   consolidation   alternatives  to  maximize
shareholder  value. We look forward to continuing  discussions with you and your management  team,  and we  trust  that  the best  interests  of all  Fleetwood's shareholders will remain of paramount importance.  We must, however, reserve the right to take any  action  we deem  appropriate  to  protect  the  interests  of shareholders.

                                   Sincerely,

                                   /s/ Scott L. Swid

                                   Scott L. Swid
                                   Managing Member
                                   SLS Management, LLC